Austrian

RECEIVED

2007 DEC -3 A 10:27

[redacted]

07028406

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

November 21, 2007

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES AG

Dr. Prisca Havranek-Kosicek
Corporate Subsidiaries & IR

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

Austrian Airlines AG
Member of IATA

Head Office
Office Park 2
P.O. Box 100
1300 Vienna-Airport
Austria
Phone +43 (0)5 1766
Fax +43 (0)5 1766-5000
www.austrian.com

Reservation
Phone +43 (0)5 1766-1000

Austrian Airlines AG,
registered with Vienna
Commercial Court under
FN 111000k, registered Office
in Vienna, DVR 0091740

A STAR ALLIANCE MEMBER

20000496

Austrian

21.11.2007 / 177e ad hoc

Publication subject to § 82, Section 9, in connection with § 82, Section 10 of the Stock Exchange Act and Publication Regulation 2002

Austrian Airlines AG

At the 52nd Annual General Meeting of Shareholders of Austrian Airlines AG on 4 May 2007, the General Meeting of Shareholders adopted a resolution authorising the Board of Management, for a period of 18 months from the authorisation, to acquire own shares in the company up to the highest legally admissible extent of 10% of the issued share capital including those own shares already acquired. The lowest equivalent value to be paid in the acquisition is EUR 5.00 per share, and the highest equivalent value to be paid in the acquisition is EUR 20.00 per share.

The Board of Management of Austrian Airlines AG has now decided to take advantage of this authorisation to acquire its own shares. It envisages the programme for the acquisition as follows:

1. The day on which the General Meeting of Shareholders adopted the resolution authorising the acquisition, subject to § 65, Section 1, Point 8 of the Austrian Stock Corporation Act (*Aktiengesetz*), was 4 May 2007.

2. The day on which the General Meeting of Shareholders published this resolution in the *Amtsblatt zur Wiener Zeitung*, subject to § 65, Section 1a of the Austrian Stock Corporation Act (*Aktiengesetz*), was 8 May 2007.

3. The acquisition programme begins on 27 November 2007, and is expected to end on 29 February 2008.

4. The acquisition programme relates to ordinary bearer shares of Austrian Airlines AG with no nominal value.

5. Intended volume: up to 2,570,400 own shares, which is equivalent of up to 3% of the current issued share capital. The company currently holds 1,700,000 already acquired own shares, so that the company would hold 4.98% of the current issued share capital, if the total intended volume would be used.

6. According to the resolution of the General Meeting of Shareholders on 4 May 2007 the lowest equivalent value to be paid in the acquisition is EUR 5.00, and the highest equivalent value to be paid in the acquisition is EUR 20.00.

7. a) Type of acquisition: the acquisition is to take place via the Stock Exchange.

   b) Purpose: the shares acquired can be used for all purposes, which are covered and authorised by the resolution of the General Meeting of Shareholders on 4 May 2007. The company particularly reserves the right to possibly use the acquired shares for an

employee participation programme, or possibly for the Stock Option Programme 2007 or to dispose the shares if necessary via the stock exchange or by means of a public offer. Trading in own shares must not be the purpose of the acquisition.

8. Possible effects of the acquisition programme on the stock exchange listing of the shares of the issuer: none.

9. The number and distribution of share options granted to employees, managers and members of the Board within the framework of Stock Options Plans (SOP), indicating the respective obtainable number of shares, whereby one share option is equivalent to one share:

SOP 2002

Alfred Ötsch	-
Vagn Soerensen	170,940
Josef Burger	119,664
Thomas Kleibl	119,664
Walter Bock	119,664
Total Board of Management	529,932
Total Management (incl. subsidiaries)	917,828
Total options granted	**1,447,760**

SOP 2007

Alfred Ötsch	150,000
Thomas Kleibl	150,000
Total Board of Management	300,000
Total Management (incl. subsidiaries)	871,000
Total options granted	**1,171,000**

Austrian Airlines AG intends to fulfil its duties of publication subject to §§ 6 and 7 of the Publication Regulation through the publication of the information via the publicly accessible internet website of Austrian Airlines AG (www.austrian.com).

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines AG, Tel.: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, e-mail: prisca.havranek-kosicek@austrian.com

Rückfragehinweis / For further information: Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 11231 / Fax: +43 (0) 1 688 65 26, mailto:livia.dandrea@austrian.com / mailto:patricia.strampfer@austrian.com, www.austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, Office Park 2 A-1300 Vienna-Airport, P.O.Box 100, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

Die Angaben zur Offenlegung gemäß §§ 24 und 25 Mediengesetz sind unter www.austrian.com auffindbar / Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

END